Brent B. Siler (703) 456-8058 bsiler@cooley.com	VIA EDGAR AND HAND DELIVERY

August 1, 2011

U. S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Attn:	Mr. John Reynolds
Mr. Jay Williamson
Mr. Jim Lopez
Mr. Steve Lo
Mr. John Archfield

RE:	LipoScience, Inc.
Registration Statement on Form S-1
Registration No. 333-175102

Ladies and Gentlemen:

On behalf of LipoScience, Inc. (the “Company”), we are transmitting for filing Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-1, Registration No. 333-175102 (the “Registration Statement”). We are also sending a hard copy of this letter and the Amendment, including a version that is marked to show changes to the Registration Statement filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 23, 2011, to the staff of the Division of Corporation Finance (the “Staff”), in care of Mr. Williamson.

The Amendment is being filed in response to comments received from the Staff by letter dated July 20, 2011 with respect to the Registration Statement (the “Comments”). Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amendment.

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

August 1, 2011

Page Two

FORM S-1

General

1.	Prior to the effectiveness of the company’s registration statement, please have a FINRA representative call the staff to confirm whether or not the amount of compensation allowable or payable to the Underwriters has received clearance.

Response to Comment 1:

The Company acknowledges the Staff’s comment.

2.	Prior to effectiveness, please have a NASDAQ Global Market representative call the staff to confirm that your securities have been approved for listing.

Response to Comment 2:

The Company acknowledges the Staff’s comment.

3.	We will process your amendments without price ranges. As the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

Response to Comment 3:

The Company acknowledges the Staff’s comment.

4.	Throughout your document you reference numerous studies such as the Multi-Ethnic Study of Atherosclerosis and the Framingham Offspring Study which support the efficacy of your test. Please provide us copies of all reports referenced on a supplemental basis.

Response to Comment 4:

The Company acknowledges the Staff’s comment and has supplementally provided the requested information under separate cover to Mr. Williamson.

5.	We note the picture following your financial statements which appears to be the Vantera system presently in its final stages of development. It is unclear whether this picture is a working prototype of your proposed system or not. Please advise.

Response to Comment 5:

The Company advises the Staff that the picture is a working prototype of the Vantera system to be submitted to the FDA for clearance. The Company advises

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

August 1, 2011

Page Three

the Staff that it currently has two operational Vantera systems in use at third-party locations as part of its final validation process, as well as one additional system in operation at its laboratory.

6.	We note on page F-28 that the Company engaged a third-party valuation specialist to assist in the determination of the estimated fair market value of the Company’s common stock. We further note on page F-20 and F-23 that the fair value of the warrants was determined with the assistance of a third-party valuation specialist using a probability weighted valuation model. Please tell us the nature and extent of the involvement of the third party valuation specialist(s) and tell us whether you believe they are acting as experts as defined in the Securities Act of 1933.

Response to Comment 6:

The Company advises the Staff that the third party was engaged to assist and advise the Company to evaluate and apply the methodologies used in the determination of both the common stock and warrant valuations, based on the underlying data and detailed assumptions produced and provided by the Company’s management. The third party also performed the detailed calculations in accordance with the valuation methodologies selected, using the underlying data and detailed assumptions produced and provided by the Company’s management. The Company ultimately is responsible for the accuracy and appropriateness of these valuations as this third-party consultant was only engaged to perform the valuation calculations under management’s supervision. Accordingly, the Company does not believe that the third party has acted as an expert requiring a consent under Rule 436 of the Securities Act. The Company has revised the disclosure appearing on pages F-21, F-24 and F-29 to reference the third party as a “consultant” rather than a “valuation specialist.”

Prospectus Cover Page

7.	Please revise your cover to include a placeholder to indicate the total number of shares purchasable by the underwriters pursuant to the overallotment option. See Item 501(b)(2) of Regulation S-K.

Response to Comment 7:

In response to the Staff’s comment, the Company has revised the prospectus cover page accordingly.

Prospectus Summary

8.	Please provide us with your basis for making the statement that you believe “the inherent analytical and clinical advantages of NMR-based technology will also allow [you] to expand [y]our diagnostic test menu.”

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

August 1, 2011

Page Four

Response to Comment 8:

The Company respectfully advises the Staff that the inherent advantages of NMR generally relate to the following:

•

The technology is “multiplex” in nature, producing radiofrequency signals simultaneously from many different lipoprotein particles and hundreds of small molecule metabolites, including sugars, amino acids, organic acids, alcohols, and amines. These signals, after processing by the Company’s proprietary software, indicate the concentrations of these numerous substances which, in turn, either individually or in combination, provide the desired clinical diagnostic information.

•	The technology can be used to analyze many different bodily fluids, including blood plasma and serum, urine, cerebrospinal fluid and many others.

•

As compared to traditional methods of clinical laboratory analysis, NMR-based signal detection requires no chemical reactions or binding to added chemical reagents, dyes, antibodies, or other proteins are needed in order to produce the signals detected by NMR that serve as the basis for lipoprotein or metabolite quantification.

•

The tested sample does not need to be subjected to the types of physical manipulation that are often needed to separate the substance of interest from interfering substances, which require added time and labor and introduce additional sources of experimental error.

In response to the Staff’s comment, the Company has expanded the disclosure appearing on pages 1 and 76 to clarify these advantages in summary form.

9.	We note disclosure on page three and elsewhere regarding FDA clearance for certain tests, as well as government review of other “lipoprotein measures,” which have not been cleared by the FDA. Please revise here and Government Regulation on page 83 to clarify why some products and services have been cleared but others have not. Your revised disclosure should explain the difference, if any, between a “test” and a “measure.” Details should be located on page 83.

Response to Comment 9:

The Company advises the Staff that it believes there are separate regulatory pathways for the NMR LipoProfile test and for the Vantera system.

With respect to the NMR LipoProfile test, the Company advises the Staff that the “test” comprises multiple reported “assays” or “measurements” with respect to different biomarkers. For instance, LDL-P and HDL-P are two different assays that measure the amount of low density lipoproteins (LDL) and high density lipoproteins (HDL), respectively, present in a patient’s blood serum or plasma sample. These are each treated as separate “measures” processed from a

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

August 1, 2011

Page Five

patient’s blood sample. The Company has submitted some of the measures for FDA clearance, which has been received as described in the Registration Statement. However, there are other measures that are part of the NMR LipoProfile test for which the Company has not yet requested clearance. The full NMR LipoProfile test report delivered to patients consists of two pages, the first of which contains the measures that have specifically been cleared by the FDA, as described on page 80 of the Amendment. The second page of the NMR LipoProfile test report contains the measures not so cleared, and specifically identifies them as not having been cleared by the FDA.

As described on pages 25, 26 and 92 of the Amendment, the FDA currently exercises enforcement discretion regarding the practice of laboratory science for tests considered to be “laboratory-developed tests,” or LDTs. The Company believes that, as currently offered prior to launch of the Vantera system, the entire NMR LipoProfile test would qualify as an LDT because it is only performed for commercial purposes at the Company’s own validated laboratory facility and, therefore, would not require FDA clearance to be performed. However, as described on page 25 of the Amendment, in order to obtain additional certainty with respect to the regulatory approvals for the NMR LipoProfile test, the Company previously obtained 510(k) premarket clearance from the FDA for the specific measures described on page 80. Although the Company has not yet submitted certain of the measures for clearance with the FDA, as noted on page 80, the Company intends to begin submitting some of the other measures included on the second page of the NMR LipoProfile test report for 510(k) clearance within the next 12 months.

With respect to the Vantera system, the Company believes that Vantera will be regulated as a medical device and, therefore, that FDA clearance of the Vantera system is necessary for its commercial distribution. Without such FDA clearance, the Company would not be able to place Vantera systems in third-party clinical diagnostic laboratories’ facilities. The Company further advises the Staff that, as described on page 16 of the Amendment, if the Company does not obtain FDA clearance of the Vantera system, any NMR LipoProfile test performed on the Vantera system would be considered an LDT and subject to the risks described on page 16 of the Amendment.

In response to the Staff’s comment and Comment No. 13 below, the Company has revised the disclosure appearing on pages 1, 2, 3, 25, 26, 76, 77, 79, 80, 90 and 92 of the Amendment to clarify the foregoing.

10.	In this regard, we note comment 37 from our letter dated March 28, 2002 and pertaining to registration statement number 333-83602.

Response to Comment 10:

The Company acknowledges the Staff’s comment and refers the Staff to its response to Comment No. 9.

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

August 1, 2011

Page Six

11.	Consider revising the second set of bullet points on page five to address, in quantified terms, your indebtedness, history of losses and accumulated deficit.

Response to Comment 11:

In response to the Staff’s comment, the Company has revised the bullet points on page 5 of the Amendment.

Risk Factors

12.	Please revise your risk factors to remove repetitive disclosure and speculative or generic risk factors, or revise them to specifically apply to you. In this regard we specifically note your page 19 risk factor “If we expand sales of our products outside the United States …,” your page 28 risk factor “Failure to obtain regulatory approval in international jurisdictions …”and your page 30 risk factor “If securities or industry analysts …” as examples.

Response to Comment 12:

In response to the Staff’s comment, the Company has revised the risk factor related to international expansion appearing on page 19 and the risk factor relating to analyst coverage appearing on page 30 of the Amendment.

13.	We note the statements in the first risk factor on page 25 regarding your NMR LipoProfile laboratory developed tests, including the statement that future FDA action “could restrict [y]our ability to provide the portions of [y]our test that are not cleared by the FDA or potentially delay the launch of future tests.” We also note references in your page 26 risk factor to “non-acceptance of [y]our currently pending 510(k) notification for software modifications” and “certain non-cleared portions of [y]our test.” Please revise risk factors, the reference on page three to “measures” not cleared by the FDA and where appropriate to clarify the nature and magnitude of your operations and resulting revenues not covered by FDA clearance.

Response to Comment 13:

The Company refers the Staff to its response to Comment No. 9 and the related revisions to the Amendment made in response to that comment. The Company additionally advises the Staff that it derives revenues from sales of the NMR LipoProfile test in its entirety, rather than from any single component of the test, regardless of whether the component, or measure, has been cleared by the FDA. The Company believes, however, that receipt of FDA clearance for some or all of the measures included in the NMR LipoProfile test report, and the Company’s ability to advertise portions of the test as “FDA-cleared,” will increase demand for the test, thereby increasing the Company’s revenues.

14.	Please revise the last risk factor on page 20 to quantify the “specified liquidity ratio” and “certain monthly revenue targets.”

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

August 1, 2011

Page Seven

Response to Comment 14:

In response to the Staff’s comment, the Company has expanded the disclosure appearing on page 20.

Use of Proceeds, page 36

15.	We note your statement that management will have “significant flexibility in applying the net proceeds of the offering” and that you “cannot predict with certainty all of the particular uses … or the amounts that [you] will actually spend …” We direct your attention to Instruction 7 to Item 504 of Regulation S-K, which allows the company to reserve the right to change the use of proceeds, provided such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated. Please revise the disclosure accordingly.

Response to Comment 15:

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 36 of the Amendment to remove the referenced statements.

16.	We note that you reserve funds for working capital and other general purposes. Currently it is unclear how much of your offering proceeds will be allocated to this category. Please note that we may have further comment once the amount allocated to this category becomes known and it may be necessary to provide more specific disclosure addressing your intended use of proceeds or to explain the decision to raise funds at this time. See Item 504 of Regulation S-K.

Response to Comment 16:

The Company acknowledges the Staff’s comment.

17.	We note on page F-24 that through March 31, 2011, $4.8 million of Series F Dividends have been accrued and are reflected in the carrying amount of Series F on the December 31, 2010 balance sheet. We further note on page 7 and 36 that you currently expect to use offering proceeds of approximately $5.2 million to pay accrued dividends on the outstanding shares of Series F redeemable convertible preferred stock that will convert to common stock. Please revise your disclosure on page 7 and 36 to disclose what the difference represents..

Response to Comment 17:

The Company advises the Staff that, pursuant to the terms of the Company’s Second Amended and Restated Certificate of Incorporation, the Series F Dividends will continue to accrue through August 2, 2011, the fifth anniversary of the date of issuance of the Series F Preferred Stock. Accordingly, the $4.8 million accrued as of March 31, 2011 continues to increase, up to the maximum amount of $5.2 million as of August 2, 2011. The Company expects that the closing of the

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

August 1, 2011

Page Eight

offering will occur after August 2, 2011 and, as a result, that the full amount will be payable upon the closing of the offering and the resulting conversion of the Series F Preferred Stock into Common Stock. In response to the Staff’s comment, however, the Company has expanded the disclosure appearing on pages 7 and 36 to clarify.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 44

Financial Operations Overview, page 44

18.	We note that the overall average selling price of NMR LipoProfile tests decreased 5.7% to $31.60 for the year ended December 31, 2010 from $33.50 for the year ended December 31, 2009 (page 58); and decreased 9.8% to $29.40 for the three months ended March 31, 2011 from $32.60 for the three months ended March 31, 2010 (page 56). We further note that the decrease in revenues from sales of ancillary tests for the three months ended March 31, 2011 was primarily driven by the shift in testing mix and an overall reduction of reimbursement rates from Medicare. Please revise to further discuss these recent average selling price and Medicare reimbursement rate trends, and the effects on your revenues within this section. To the extent that you reasonably expect these trends will have a material favorable or unfavorable impact on your future revenue, income from operations or liquidity, also revise to provide the disclosure required by Item 303(a)(1) or 303(a)(3)(ii) of Regulation S-K as applicable.

Response to Comment 18:

In response to the Staff’s comment, the Company has expanded the disclosure appearing on page 45 of the Amendment. With respect to sales of ancillary tests, the Company refers the Staff to its response to Comment No. 20 and additionally advises the Staff that these ancillary tests are a declining portion of the Company’s business.

19.	Also, to the extent material, please revise to address your Vantera-related goals and “publication or policy coverage goals,” which you indicate on page 105 were not met.

Response to Comment 19:

The Company advises the Staff that the non-achievement of the specific Vantera development goals and publication or policy coverage goals that were part of management’s compensation did not have a material effect on the Company’s revenue.

20.	We note the reference to “standard analytical chemistry tests” on page 44. With a view to clarifying disclosure, advise us whether they relate to the LDT referred to in the first risk factor on page 25. Also, to the extent material, please address the degree to which these tests have price and margin characteristics that are dissimilar to your NMR LipoProfile tests.

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

August 1, 2011

Page Nine

Response to Comment 20:

The Company advises the Staff that “standard analytical chemistry tests” refers to widely available blood tests that do not require the Company’s NMR-based technology for processing. Examples of these standard analytical chemistry tests include LP(a), homocysteine, hs-CRP, glucose and standard chemical lipid tests. Customers sometimes request that the Company perform these tests as an alternative to, or in conjunction with, its NMR LipoProfile test. These are different from the non-FDA-cleared laboratory-developed tests that are part of the NMR LipoProfile test. The Company also advises the Staff that, due to their widespread availability and ease of processing, the price for ancillary tests is significantly less than that of the NMR LipoProfile test and these ancillary tests have a significantly lower profit margin for the Company than does the NMR LipoProfile test.

In response to the Staff’s comment, the Company has expanded the disclosure appearing on page 44 to clarify the meaning of ancillary tests.

21.	Your Management’s Discussion and Analysis, Summary, Use of Proceeds, and other disclosure indicate your intention to increase your sales and marketing activity to expand sales of your existing test and increase research and development in connection with new offerings such as the Vantera system. Please revise your page 65 discussion of capital expenditures and where appropriate to provide quantitative information about your plans and expenses.

Response to Comment 21:

The Company directs the Staff to the Company’s response to Comment No. 32. In response to the Staff’s comment, the Company has also revised the Use of Proceeds disclosure appearing on pages 7 and 36 of the Amendment to add a bullet point for proceeds of the offering to be used for capital expenditures, including the cost of components for the Vantera systems that it expects to be able to place into service if and when FDA clearance is obtained.

The Company respectfully advises the Staff that quantitative information about the Company’s plans and expenses with respect to sales and marketing and research and development initiatives is not known at this time, as such amounts will be dependent upon the net proceeds of the offering. The Company has revised the disclosure appearing on page 56 to clarify this dependence.

Critical Accounting Policies and Significant Judgments and Estimates, page 47

Redeemable Convertible Preferred Stock Warrants, page 48

22.

We note on page F-12 that the aggregate intrinsic value of warrants is calculated based on the difference between the exercise price of the warrants and the estimated fair market value of the Company’s Series E and Series F Redeemable Convertible

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

August 1, 2011

Page Ten

Preferred Stock as of the respective dates. Please revise to disclose your valuation methodologies for the Series E and Series F Redeemable Convertible Preferred Stock. Also describe the changes in assumptions and/or intervening events that occurred between each valuation date, and discuss how they impacted the estimated fair market value of the Series E and Series F Redeemable Convertible Preferred Stock.

Response to Comment 22:

In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 71-72 of the Amendment. The Company advises the Staff that the changes in assumptions and/or intervening events that impacted the estimated fair value of the Company’s common stock had the same effect on the estimate fair value of each series of preferred stock. The Company refers the Staff to its response to Comment No. 23.

Stock-Based Compensation Expense, page 48

Determination of the Fair Value of Common Stock on Grant Dates, page 49

Common Stock Valuation Methodologies, page 51

23.	Please revise your common stock valuation methodologies disclosure to describe the changes in assumptions and/or intervening events that occurred between each valuation date, and discuss how they impacted the estimated fair market value of your common stock per share. To the extent that the estimated IPO price range is substantially in excess of the December 2010 estimated fair market value of $3.40 per share, also discuss the significant factors that contributed to the increase in future amendments to your Form S-1 that include the estimated IPO price range.

Response to Comment 23:

In response to the Staff’s comment, the Company has expanded the disclosure appearing on pages 62-71 of the Amendment, including disclosure relating to a new contemporaneous valuation of the Company’s common stock as of April 30, 2011. The Company also acknowledges the Staff’s comment with respect to the estimated IPO price range and will update future amendments accordingly.

24.	We note on page 51 that each of your valuations reflects a marketability discount, resulting from the illiquidity of your common stock. Please disclose how you determined the marketability discount and quantify the discount applied for each of your valuations.

Response to Comment 24:

In response to the Staff’s comment, the Company has expanded the disclosure appearing on pages 62-63, 63-64, 66, 69 and 71 of the Amendment.

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

August 1, 2011

Page Eleven

25.	We note on page 54 that the estimated fair market value of your common stock as of December 31, 2009 was based on the relative weights of the IPO scenarios, the two sale scenarios, the continuing operations scenario and the liquidation scenario. We further note that the estimated fair market value of your common stock as of June 30, 2010, November 30, 2010 and December 31, 2010 was based on the relative weights of the IPO scenarios, the two sale scenarios and the liquidation scenario. For each valuation date, please revise to disclose how each scenario used in the valuation was weighted.

Response to Comment 25:

In response to the Staff’s comment, the Company has expanded the disclosure appearing on pages 64, 67, 68 and 70 of the Amendment.

Retrospective Valuation as of September 30, 2009, page 52

26.	We note that in connection with the preparations for this offering, you retrospectively estimated that the value of your common stock was $2.27 per share as of September 30, 2009. We further note that you made two option grants for a total of 88,200 shares from September 2009 through December 2009 based on the October 31, 2008 valuation of $1.21 per share. Finally, we note you determined that had you used the higher September 30, 2009 value of the common stock for financial reporting purposes, the effect would not have been material and, therefore, no adjustment to your financial statements was necessary. Please tell us and revise to disclose how the higher September 30, 2009 value of your common stock would have affected the incremental stock-based compensation for the October 2009 stock option exchange.

Response to Comment 26:

The Company advises the Staff that, had the higher September 30, 2009 value been used in connection with the October 2009 stock option exchange, the stock-based compensation expense for the year ended December 31, 2009 would have increased by approximately $250,000.

Aggregate Intrinsic Value of Equity Awards, page 54

27.	We note that you began using the $3.34 estimated fair market value per share for stock options granted after November 30, 2010, the first of which were granted in April 2011. Please tell us the grant date, number of options granted and exercise price for all options that you granted after March 31, 2011. Also revise to describe the significant factors, assumptions and methodologies that you used to estimate the fair market value of your common stock as of each grant date subsequent to March 31, 2011.

Response to Comment 27:

In response to the Staff’s comment, the Company has updated the table appearing on page 61 to include options granted through June 30, 2011. The

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

August 1, 2011

Page Twelve

Company refers the Staff to its response to Comment No. 23 with respect to the most recent contemporaneous valuation. The Company will further update the table and related disclosure in future pre-effective amendments to include information relating to additional option grants and to describe the changes in assumptions used to estimate the fair market value of its common stock through the effective date of the Registration Statement.

Results of Operations, page 56

28.	We note that you provide multiple business reasons for changes in your operating expenses for the comparable periods presented. To the extent practicable, please revise the discussion of your operating results to both quantitatively and qualitatively describe the significant underlying factors that materially affected your operating expenses. Refer to Item 303(a)(3) of Regulations S-K and FRC 501.04 for additional guidance.

Response to Comment 28:

In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 48, 50, 52 and 53 to quantify any underlying factors that were individually material to the reason for the overall change in an operating expense line item.

29.	We note on page 12 and F-13 that Health Diagnostics Laboratory Inc. accounted for 15% of your revenues for the three months ended March 31, 2011, and zero percent of your revenues in prior periods. Please revise to disclose the effects of this new customer on your revenues for the three months ended March 31, 2011, or tell us why you believe such disclosure is not required under Item 303 of Regulation S-K.

Response to Comment 29:

The Company advises the Staff that this customer accounted for a single digit percentage of the Company’s revenues for both the three months ended March 31, 2010 and the year ended December 31, 2010, rather than zero percent. Because such revenues were less than 10%, those revenues from this customer in prior periods were omitted from the narrative discussion on page 12 and the table appearing on page F-14 of the Amendment. However, in response to the Staff’s comment, the Company has revised the disclosure appearing on page 47 of the Amendment to note the increase in revenue from this customer.

Comparison of Years Ended December 31, 2009 and 2010

30.	On page 59 you indicate you were released from a $2.7 million payment obligation for prior research and development services. With a view to potential disclosure, please advise us of the nature of the claim, scope of the release, and the company’s potential exposures related to this dispute.

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

August 1, 2011

Page Thirteen

Response to Comment 30:

The Company advises the Staff that it was previously a party to certain research and development agreements with a third party for the design and development of the next generation NMR-based clinical analyzer now referred to as the Vantera system. In connection with that prior design and development project, the Company believed that the counterparty’s provision of services resulted in delays and cost overruns in the development of the Vantera system.

Under a 2007 letter agreement, the Company and the counterparty agreed to a plan pursuant to which the counterparty would discontinue working on the Vantera project, and the Company would suspend payment for work previously performed by the counterparty. The parties entered into a second letter agreement dated September 16, 2009, whereby each party released the other from certain liabilities associated with the Vantera project, including, in the case of the counterparty, the contingent release of the Company from its prior obligation to pay the counterparty $2.7 million. That contingent release would only become effective if Vantera was not commercially launched by September 16, 2010.

On September 29, 2010, the Company notified the counterparty that the Vantera system had not been launched by September 16, 2010 and that it believed its obligation to pay the $2.7 million was no longer binding. The Company advises the Staff that it believes it has no further potential exposure related to this matter.

Liquidity and Capital Resources, page 62

31.	We note your disclosure of certain expired patents, and patents that will expire in March 2011 and August 2011 on page 23, 82 and F-34. Please tell us if you reasonably expect these patent expirations to have a material favorable or unfavorable impact on your revenue, income from operations or liquidity and, if so, revise to provide the disclosure required by Item 303(a)(1) or 303(a)(3)(ii) of Regulation S-K.

Response to Comment 31:

The Company advises the Staff that it does not expect the expiration of these patents to have a material impact on its revenues, operating expenses or cash flows.

Operating and Capital Expenditure Requirements, page 65

32.	We note on page F-19 that your property and equipment includes construction in progress for the periods presented. Please describe to us the nature of the construction in progress, and tell us your expected future cash flows to complete this construction. Also revise to disclose your anticipated capital expenditures for fiscal 2011, including for construction in progress and the expected funding resources for these expenditures.

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

August 1, 2011

Page Fourteen

Response to Comment 32:

The Company advises the Staff that “Construction in Progress” refers to costs incurred for Vantera components used to develop and assemble the Vantera system, as well as an assembled Vantera system located at a third-party site, up to the time that the applicable Vantera system is placed into service for its intended use. If and when Vantera is cleared by the FDA and Vantera systems are placed in commercial diagnostic laboratories, the Company would reclassify amounts from “Construction in Progress” to “Laboratory Equipment” within Property and Equipment and depreciate such assets over their useful lives.

The Company further advises the Staff that it expects to spend approximately $1.3 million for Construction in Progress for Vantera components during the period from April 1, 2011 through December 31, 2011. In response to the Staff’s comment, the Company has revised the disclosure appearing on page 56 of the Amendment to clarify its anticipated capital expenditures during 2011 and the expected funding resources for these expenditures. The Company has also revised the Use of Proceeds disclosure appearing on pages 7 and 36 of the Amendment to add a bullet point for proceeds of the offering to be used for capital expenditures, including the cost of components for the Vantera systems that it expects to be able to place into service if and when FDA clearance is obtained.

Contractual Commitments and Obligations, page 66

33.	We note on page 81 that you are obligated to purchase all of your NMR-related component requirements from Agilent under a collaboration agreement. Please tell us if this obligation constitutes a purchase obligation that is required to be disclosed in the contractual obligation table pursuant to Item 303(a)(5) of Regulation S-K.

Response to Comment 33:

The Company advises the Staff that it does not believe that its arrangement with Agilent constitutes a purchase obligation as defined in Item 303(a)(5)(ii)(D) of Regulation S-K. While the agreement provides that the Company must purchase all of its NMR-related component requirements from Agilent, there are no fixed or minimum quantities to be purchased until a purchase order is executed. Furthermore, the timing of any such purchases is at the sole discretion of the Company during the term of the agreement. The Company further advises the Staff that, as of December 31, 2010, the Company did not have any executed purchase orders outstanding to acquire components for the Vantera system and, therefore, no disclosure is required in the contractual obligations table.

Business, page 69

34.	On page 69 you state that two studies “indicate that a patient’s number of LDL particles, as measured by the NMR LipoProfile test, is more strongly associated with the risk of developing cardiovascular disease than is his or her level of LDL-C.” However, the relationship between these studies and your test is unclear. Please revise to address the relationship between your diagnostic test and these studies and to address how your test was developed.

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

August 1, 2011

Page Fifteen

Response to Comment 34:

The Company advises the Staff that the two studies referred to are the MESA Study and the Framingham Offspring Study, and that the NMR LipoProfile test was directly performed on over 5,500 of the baseline samples collected in the MESA study and over 3,000 of the baseline samples collected in the Framingham Offspring Study, in order to validate the clinical utility of LDL-P as compared to LDL-C. Moreover, in ten cardiovascular disease outcome studies with over 48,000 total participants, the same blood samples were analyzed by traditional cholesterol testing and the NMR LipoProfile test to enable a comparison of LDL-C and LDL-P in terms of their links with atherosclerosis and CHD risk. In each case, LDL-P was found to be more strongly associated with the atherosclerotic outcomes than was LDL-C.

In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 1, 3, 76,80 and 81 of the Amendment to explain more clearly that the studies were used as validation of the test’s clinical performance rather than in the development of the test.

35.	Please revise your Business disclosure and elsewhere to briefly address the nature of your test. It is unclear, for example, whether LDL particle levels vary year to year and can be managed such that annual patient testing would be advisable or, in the alternate, whether the test is more likely to be ordered once in a patient’s lifetime, and how this affects the size of your market opportunity and the nature of your revenue stream.

Response to Comment 35:

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 76 of the Amendment to note that measurement of LDL particles, or LDL-P, and measurement of LDL cholesterol levels, or LDL-C, are alternative methods for measuring LDL and its associated risk. The Company advises the Staff that, as with traditional cholesterol testing to measure LDL-C, the NMR LipoProfile test can be prescribed by clinicians as frequently as necessary in order to monitor and manage a patient’s ongoing cardiovascular risk.

36.	On page 80 you indicate your intention to seek FDA clearance for an enhanced assay used in assessing insulin resistance. Please address the timeframe for this. In this respect it is unclear if this is the same test referred to in your prior Form S-1 from September 2002.

Response to Comment 36:

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 87 of the Amendment. The Company advises the Staff that

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

August 1, 2011

Page Sixteen

the insulin resistance score that it currently offers as part of the NMR LipoProfile test is a modified version of the lipoprotein-based diagnostic test for insulin resistance that was cited in the Company’s prior Form S-1 from September 2002 as a research and development focus. The assay that the Company is currently developing referenced on page 87 of the Amendment would be a further enhancement of this test.

37.	We note the reference on page 82 and elsewhere to the August 2011 patent expiration. Please disclose, here and elsewhere, how the expiration of this patent may or will impact the competitive landscape for your test, and the degree to which your business relies upon this patent.

Response to Comment 37:

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 89 of the Amendment. The Company believes that other disclosure, such as in the risk factors, would be mitigating and therefore has not revised that disclosure.

38.	We note the disclosure on page 79 regarding your competitors’ tests, which require “physical separation methods” that are more time-consuming and more costly to perform than your test. With a view to clarifying disclosure, please advise us whether samples are required to be separated before your test is conducted. We may have further comment.

Response to Comment 38:

The Company advises the Staff that its NMR LipoProfile test uses blood plasma or serum samples that do require any physical separation before the test is conducted.

39.	Please list any material patents on which your business relies.

Response to Comment 39:

The Company advises the Staff that the ‘389 patent listed on page 89 under “License from North Carolina State University” is the only material patent on which the Company’s business currently relies. However, as described in the Company’s response to Comment No. 37 above, upon the expiration of this patent in August 2011, the Company expects to primarily rely upon unpatented know-how to maintain its competitive position. The Company further advises the Staff that none of the other five issued U.S. patents owned by the Company as noted on page 89 are individually material to the Company’s business as currently conducted.

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

August 1, 2011

Page Seventeen

Non-Employee Director Compensation, page 98

40.	We note you do not provide disclosure pursuant to Item 402(k) of Regulation S-K for Dr. Otvos who served on your board during 2010 but did not receive compensation for his services because he was an employee. We further note that Dr. Otvos is not a named executive officer pursuant to your disclosure. Please advise us how you considered the requirements of Item 402(k) and 404 of Regulation S-K with respect to Dr. Otvos’ compensation. For additional helpful guidance, please consider Regulation S-K Compliance and Disclosure Interpretation numbers 227.02 and 227.03.

Response to Comment 40:

The Company advises the Staff that Dr. Otvos satisfies the conditions set forth in Instruction 5.a.ii. of Item 404(a) of Regulation S-K in that he is not an immediate family member (as specified in Instruction 1 to Item 404(a)), his compensation would have been reported under Item 402 as compensation earned for services to the Company if he were a named executive officer, and his compensation was approved by the Compensation Committee of the Company’s board of directors. Therefore, per Compliance and Disclosure Interpretation No. 227.02 (“C&DI 227.02”), disclosure of the compensation paid to Dr. Otvos resulting solely from his employment relationship is not required to be disclosed in the non-employee director compensation section of the Amendment. In response to the Staff’s comment, and in accordance with C&DI 227.02, the Company has revised the disclosure on page 107 of the Amendment to clarify that Dr. Otvos is an executive officer of the Company but not a named executive officer.

Principal Stockholders, page 129

41.	Please consider expanding footnote 11 to clarify whether the presentation of shares held by officers and directors as a group includes the shares held by Dr. Otvos.

Response to Comment 41:

The Company advises the Staff that the presentation does include shares held by Dr. Otvos, as he is a current executive officer of the Company. In response to the Staff’s comment, the Company has revised the disclosure appearing in footnote 11 on page 138 of the Amendment to cross-reference the “Management” section of the Registration Statement.

42.	Please advise us why footnote three applies to both Dr. Otvos and Mr. Benson.

Response to Comment 42:

The Company has corrected the footnote reference for Mr. Benson on page 137 of the Amendment to be footnote 2 rather than footnote 3.

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

August 1, 2011

Page Eighteen

Report of Independent Public Accounting Firm, page F-2

43.	Please obtain and file an audit report that identifies your independent registered public accounting firm, and contains either a manual or conformed signature of your independent registered public accounting firm. Refer to Rule 2-02(a)(2) of Regulation S-X.

Response to Comment 43:

The Company has updated the audit report appearing on page F-2 of the Amendment.

Statement of Operations, page F-4

44.	We note the undistributed earnings re-allocated to common stockholders in fiscal 2010 and the three months ended March 31, 2010. Please tell us what this line item represents.

Response to Comment 44:

The Company advises the Staff that this line item comprises (i) the allocation of undistributed earnings to participating securities to the extent that each security may share in earnings as if all of the earnings for the period had been distributed under the two-class method described in ASC Topic 260-10-45-60B for basic earnings per share calculation purposes; and (ii) the re-allocation of undistributed earnings to participating securities under the two-class method described in ASC Topic 260-10-45-16 for diluted earnings per share calculation purposes, which takes into account the additional number of common shares that would have been outstanding if the dilutive potential common shares had been issued in its denominator.

In response to the Staff’s comment, in the Statement of Operations, the Company has revised the line item “Allocation of net income to participating preferred stockholders” to be “Undistributed earnings allocated to participating preferred stockholders.”

Notes to Financial Statements, page F-7

1. Description of Business and Significant Accounting Policies, page F-7

Registration Rights

45.	We note your registration rights disclosure on pages 133-134 and 138. Please revise to provide ASC 825-20-50 registration payment arrangements disclosures, as applicable.

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

August 1, 2011

Page Nineteen

Response to Comment 45:

The Company advises the Staff that the Company’s policy is to account for contingent obligations to make future payments or otherwise transfer consideration under a registration payment arrangement separately from any related financing transaction agreements, and any such contingent obligations are recognized only when it is determined that it is probable that the Company will become obligated for future payments and the amount, or range of amounts, of such future payments can be reasonably estimated. Based on the terms and conditions stated in the registration rights agreement, the Company has determined that disclosure related to registration payment arrangements in accordance with ASC Topic 825-20, Registration Payment Arrangements, appears to be inapplicable as the agreement does not fall under the definition of a registration payment arrangement in accordance with the guidance.

Shipping and Handling

46.	Please revise to disclose your accounting policy relating to shipping and handling costs, including whether you charge your customers for shipping and handling fees and if you include such amounts in revenue.

Response to Comment 46:

In response to the Staff’s comment, the Company has expanded the disclosure appearing on page F-9.

Revenue Recognition, page F-8

47.	We note that revenues from diagnostic tests for patient care, which consist of sales of the NMR LipoProfile test and sales of ancillary tests, are recognized on the accrual basis when the following revenue recognition criteria are met: (1) persuasive evidence that an arrangement exists; (2) services have been rendered or at the time final results are reported; (3) the fee is fixed or determinable; and (4) collectability is reasonably assured. We further note that testing services provided for patient care are covered by clinical diagnostic laboratories, programs with commercial insurance carriers (including managed care organizations) and various governmental programs, primarily Medicare; billing for diagnostic testing services is complex; in some cases tests are performed in advance of payment and without certainty as to the outcome of the billing process; and each payor typically has different billing requirements. Please tell us if there are differences in your revenue recognition policy for clinical diagnostic laboratories, commercial insurance carriers and governmental payors and, if so, revise to separately disclose each policy in greater detail.

Response to Comment 47:

The Company advises the Staff that there are no differences in its revenue recognition policy for clinical diagnostic laboratories, commercial insurance carriers and governmental payors. Revenues derived from each of these payors are only recognized when all four stated criteria are met, as described below.

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

August 1, 2011

Page Twenty

Customers & Payors/ Revenue Recognition Criteria	(1) Persuasive evidence that an arrangement exists	(2) Services have been rendered or at the time final results are reported	(3) The fee is fixed or determinable	(4) Collectibility is reasonably assured
Clinical diagnostic laboratories	Either (i) an executed agreement between the clinical diagnostic laboratories and the Company and completed requisition issued by these laboratories or (2) a completed requisition issued by the clinical diagnostic laboratories	Tests performed in accordance with requisition provided to the Company and final report with patient testing results have been mailed or transmitted to these clinical diagnostic laboratories	Fee is fixed either (1) based on the pricing schedule as stated in their respective agreements or (2) the Company’s listed price	Collectibility is reasonably assured prior to recognizing revenue. New customers/payors are subject to a credit review process, which evaluates the customer or payor’s financial position and ultimately its ability to pay. The Company does not enter into arrangements unless collectibility is reasonably assured at the outset. Existing customers or payors are subject to ongoing credit evaluations based on payment history and other factors. If it is determined during the arrangement that collectibility is not reasonably assured, revenue will be recognized on a cash basis.
Commercial insurance carriers	A completed requisition issued by the physician ordering our test on behalf of his/her patient	Tests performed in accordance with requisition provided to the Company and final report with patient testing results have been mailed or transmitted to their respective ordering physicians	For in-network commercial insurance providers, fee is fixed based on estimated reimbursement rates. For out-of network commercial insurance providers, fee is fixed based on listed price.
Governmental payors	A completed requisition issued by the physician ordering our test on behalf of his/her patient		Fee is fixed based on Medicare reimbursement rates, which are established by Centers for Medicare & Medicaid Services (CMS)

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

August 1, 2011

Page Twenty-One

48.	We note that billings for diagnostic tests for patient care under governmental and physician-based programs are included in revenues net of contractual adjustments; and that these contractual adjustments represent the difference between the list price for tests performed and the reimbursement rate set by commercial insurance carriers or governmental programs. We further note that adjustments to the estimated payment amounts, based on final settlement with the programs, are recorded upon settlement as an adjustment to revenues. Please quantify for us the amount of adjustments that you recorded upon final settlement for each period presented. To the extent that the final settlement adjustments are material, also tell us how you considered these adjustments in your determination that the fee is fixed or determinable; and collectability is reasonably assured.

Response to Comment 48:

The Company advises the Staff that the final settlement adjustments have historically not been material. The Company adjusts its estimated contractual adjustments upon either (i) notification from payors as to changes in existing established reimbursement rates, which are typically received prior to changes going into effect; or (ii) a material variance between final settlement and the estimated contractual adjustment originally established when revenue was recognized.

On a monthly basis, the Company performs a retrospective comparison between actual and estimated contractual adjustments by payors. If these differences were deemed to be material, the Company would adjust its revenues accordingly.

The following schedule shows the net contractual adjustments upon final settlement (and as a percentage of total net revenue) for each of the periods presented:

	Year Ended December 31,			Quarter Ended March 31,
	2008	2009	2010	2010	2011
Contractual adjustment upon final settlement	$(40,866)	$22,381	$(34,668)	$(13,441)	$(16,529)
As of percentage of net revenues	(0.14)%	0.06%	(0.09)%	(0.14)%	(0.16)%

Preferred Stock Warrant Liability, page F-12

49.	We note on page 48 that you estimated the fair value of the warrants at each balance sheet date using a modified Black-Scholes option pricing model. We further note your disclosure of the fair value of the warrants as of each balance sheet on page F-23.

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

August 1, 2011

Page Twenty-Two

Please revise to disclose the actual valuation technique(s) used to measure the fair value of the warrants in greater detail, including the assumptions used for each period presented. Also include a discussion of any changes in the valuation technique(s) used, as applicable.

Response to Comment 49:

In response to the Staff’s comment, the Company has revised the disclosure appearing on page F-12.

50.	We note that the warrants to purchase 245,115 shares of the Company’s Series E and Series F Redeemable Convertible Preferred Stock will automatically become warrants to purchase common stock upon completion of an initial public offering; and that the preferred stock warranty liability of $632,439 will be reclassified into additional paid-in capital immediately prior to the closing of the IPO (page F-7). We further note the warrant to purchase stock agreements filed as Exhibits 10.2 through 10.6 to your Form S-1. Please further describe to us the circumstances in which the exercise price of the warrants may be adjusted, including adjustments under Section 4.4 of Exhibit 10.3, Section 2.3 of Exhibit 10.4 and Section 2.4 of Exhibits 10.5 and 10.6. To the extent that the warrants include down-round protection, please provide us with your analysis of ASC 815-40-15 that you used to determine the warrants are considered indexed to your own stock, and should be recorded as equity instead of a derivative liability.

Response to Comment 50:

The Company advises the Staff that each of the warrants are currently exercisable for shares of Series E or Series F preferred stock rather than for common stock. The sections of the warrants referenced by the Staff provide that, upon a “down round” resulting in a reduction in the conversion price of the underlying preferred stock in accordance with the Company’s certificate of incorporation, the holder of the warrant would be entitled to the same treatment. The Company respectfully advises the Staff that it does not believe there would be any change in the exercise price of the warrant or the number of shares of preferred stock for which the warrant would be exercisable; rather, upon exercise of the warrant, the holder would receive preferred stock that would then be convertible into a larger number of shares of common stock than prior to the adjustment.

The Company additionally advises the Staff that upon the conversion of the underlying preferred stock into shares of common stock, the warrants will become exercisable for shares of common stock, with corresponding adjustments in the exercise price and the number of shares of common stock issuable upon exercise of the warrants, such that the aggregate exercise price of the warrants remains the same. Following such conversion of preferred stock to common stock, the referenced provisions of the warrants would no longer have any effect, as the antidilution protection for the preferred stock currently contained in the certificate of incorporation will have no further effect.

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

August 1, 2011

Page Twenty-Three

Because these warrants are considered as freestanding financial instruments that are potentially settled in the Company’s own stock, the Company has considered ASC Topic 815-40-15 and has followed the two-step approach set forth in paragraph 815-10-15-74(a). With respect to the first step of evaluating the instrument’s contingent exercise provisions, the Company has determined that the warrants do not contain an exercise contingency. With respect to the second step of evaluating the instrument’s settlement provisions, the Company has determined that the settlement amount would equal the difference between the fair value of a fixed number of the Company’s common shares and the stated exercise price.

The Company has concluded that these warrants are considered to be indexed to the Company’s own stock based on the analysis described above. The Company also believes the equity classification of these warrants is appropriate, as their respective agreements require the Company to deliver shares as part of a physical or net share settlement.

Net (Loss) Income Per Share, page F-15

51.	We note the table of anti-dilutive common share equivalents for each period presented on page F-16. Please tell us why each type of common share equivalent is anti-dilutive for the year ended December 31, 2010, and three months ended March 31, 2011.

Response to Comment 51:

The Company provides the Staff the information below detailing the Company’s assessment as to why each type of common share equivalent is anti-dilutive for the year ended December 31, 2010 and the three months ended March 31, 2011. In determining the potential common shares outstanding as of the stated periods, the Company has given careful consideration to the antidilution sequencing guidance in ASC Topic 260, which requires companies to consider each issue or series of issues of potential common shares in sequence from the most dilutive to the least dilutive.

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

August 1, 2011

Page Twenty-Four

Potential Common Share Equivalents	Shares Excluded for the Year Ended December 31, 2010	Shares Excluded for the Three Months Ended March 31, 2011	Method	Rationale
Common Stock Options	83,124	4,618,084	Treasury	These common stock options are considered to be anti-dilutive as their exercise price is greater than the average fair market value of the Company’s common stock during the respective periods.
Warrants to Purchase Preferred Stock	571,900	245,115	Treasury	These warrants are considered to be anti-dilutive as their exercise price is greater than the average fair market value of the Company’s common stock during the respective periods.
Convertible Preferred Stock (Series A, A-1, B, B-1, C and C-1)	2,520,200	2,520,200	If-Converted	These shares of convertible preferred stocks are considered to be anti-dilutive because the addition of these potential common shares would have resulted in higher earnings per incremental share compared to the calculated basic earnings per share for the respective periods.
Redeemable Convertible Preferred Stock (Series D, D-1, E and F)	11,782,676	11,782,676	If-Converted	These shares of convertible preferred stocks are considered to be anti-dilutive because the addition of these potential common shares resulted in higher earnings per incremental share compared to the calculated basic earnings per share for the respective periods.

Pro Forma Net (Loss) Income Per Share, page F-16

52.	We note on page 36 that you expect to pay approximately $5.2 million from the proceeds of the offering to pay accrued dividends on the outstanding shares of Series F redeemable convertible preferred stock. However, it appears to us that your pro forma per share data does not give effect to the number of shares whose proceeds would be necessary to pay the dividend. Please tell us how you considered SAB Topic 1B.3.

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

August 1, 2011

Page Twenty-Five

Response to Comment 52:

In response to the Staff’s comment, the Company has expanded the disclosure appearing on page F-17 and has added a row to the table on page F-18 of the Amendment.

8. Gain of Extinguishment of Other Long-Term Liabilities, page F-22

53.	We note that on September 16, 2009, the Company and a third-party research and development contractor entered into an agreement whereby each party would, subject to certain circumstances, release the other from certain obligations set forth in two prior agreements between the parties; and that one of the obligations of the Company was to pay $2.7 million to such third party for prior research and development services. We further note that based on the events that occurred after September 16, 2009, the Company was released from the payment obligation of such long-term liabilities in September 2010; and that a $2.7 million gain on extinguishment of other long-term liabilities was recorded upon the release of these in fiscal 2010. Please advise us of the following:

a. Further describe to us the terms of the two prior agreements, including the obligations of each party;

b. Tell us which obligations(s) each party was released from, and which obligation(s) remain;

c. Tell us the events that occurred after September 16, 2009 that resulted in the Company’s release from the payment obligation; and

d. Tell us how you considered ASC 405-20-40-1 to arrive at your conclusion that the liability has been extinguished.

Response to Comment 53:

With respect to parts (a), (b) and (c) of the Staff’s comment, the Company directs the Staff to the Company’s response to Comment No. 30 above. With respect to part (d) of the Staff’s comment, the Company advises the Staff that under ASC Topic 405-20-40-1, a liability has been extinguished if the debtor is legally released from being the primary obligor under the liability, either judicially or by the creditor. The Company has been legally released from the obligation to pay $2.7 million for prior research and development services performed by this third party and, therefore, the Company has determined that it meets the criteria set forth above.

10. Stock Option and Equity Incentive Plans, page F-27

54.	We note on page 52, 127 and II-2 that you conducted a stock option exchange program in October 2009 under which you issued new stock options at an exercise price of $1.21 per share in exchange for the cancellation of previously granted stock options with exercise prices of at least $1.88 per share. Please revise to provide the disclosures required by ASC 718-10-50-2(h)(2) for these stock option modifications.

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

August 1, 2011

Page Twenty-Six

Response to Comment 54:

In response to the Staff’s comment, the Company has expanded the disclosure appearing on page F-28 of the Amendment.

11. Related-Party Transactions, page F-31

55.	We note your discussion of related party transactions on page 127 and 128, including those with Agilent Technologies Inc. (“Agilent”). We further note on page 15 that you currently rely on Agilent for the magnet, probe and console incorporated in the Vantera system. Please revise to provide all related party disclosures required by FASB ASC 850-10-50-1 with respect to your Agilent transactions.

Response to Comment 55:

The Company respectfully advises that Staff that based on the assessment below, the Company has determined that Agilent Technologies is not a related party in accordance with the guidance of ASC Topic 850.

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

August 1, 2011

Page Twenty-Seven

	Definition per ASC Topic 850	Company Assessment

Affiliate	A party, that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with an entity.	Agilent does not control the Company nor does the Company control Agilent, and the Company is not under common control with Agilent.

Control	The possession, direct or indirect, of the power to direct or cause the direction of the management and policies of an entity through ownership, by contract, or otherwise.	Agilent is a 5% beneficial owner of the Company but does not possess the power to direct or cause the direction of management and policies of the Company.

Immediate Family	Family members who might control or influence a principal owner or a member of management, or who might be controlled or influenced by a principal owner or a member of management, because of the family relationship.	The Company is not aware of any family relationship of any members of its management or principal owners in connection with Agilent, except for the fact that Agilent is a 5% beneficial owner of the Company.

Management	Persons who are responsible for achieving the objectives of the entity and who have the authority to establish policies and make decisions by which those objectives are to be pursued. Management normally includes members of the board of directors, the chief executive officer, chief operating officer, vice presidents in charge of principal business functions (such as sales, administration, or finance), and other persons who perform similar policy making functions. Persons without formal titles also may be members of management.	Agilent does not have responsibilities or the authority to act as management of the Company.

Principal Owners	Owners of record or known beneficial owners of more than 10 percent of the voting interests of the entity.	Agilent is not considered as a principal owner as it is merely a 5% beneficial owner of the Company.

12. Income Taxes, page F-32

56.	We note on page F-33 that you had not recorded a contingent tax liability as a result of the implementation of FASB’s guidance on accounting for uncertainty in income taxes. We further note your gross unrecognized tax benefits as of fiscal year end 2008-2010 on page F-34. Please define for us your use of “contingent tax liability.”

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

August 1, 2011

Page Twenty-Eight

Response to Comment 56:

The Company advises the Staff that its definition of a contingent tax liability is a potential income tax liability that would result from a taxing authority’s adjustment upon the inspection of the Company’s income tax returns. The Company has calculated gross unrecognized tax benefits in the amount of $327,500 as of December 31, 2010 related to tax positions taken on its previously filed income tax returns. As the Company has significant net operating losses available to offset the tax impact of these uncertain tax positions, no additional income tax liability would result from taxing authorities’ adjustments to the Company’s tax returns for these items. Accordingly, the Company did not record a contingent tax liability as a result of the implementation of these provisions. Rather, as a result of adopting FASB’s guidance on accounting for uncertainty in income taxes, the Company reduced its deferred tax asset by $327,500 and reduced its valuation allowance against the deferred tax assets by the same amount. The Company has revised the disclosure appearing on page F-34 of the Amendment to clarify this issue.

57.	We note your unrecognized tax benefit of $327,500 as of December 31, 2010. Please tell us where you present the unrecognized tax benefit liability on your balance sheet. To the extent that you can make reasonably reliable estimates of the amount and timing of cash settlement of your unrecognized tax benefits, also include such amounts in your contractual obligation table on page 66. Otherwise, disclose such obligations in a note to the table.

Response to Comment 57:

The Company advises the Staff that it has presented its unrecognized tax benefits on its balance sheet by adjusting its deferred tax assets and the related valuation allowance as discussed in its response to Comment No. 56. This resulted in a net zero impact to both the Company’s balance sheet and income statement as of December 31, 2010. The Company does not expect any cash settlement with the taxing authorities as a result of these unrecognized tax benefits, as the Company has sufficient unutilized carryforward attributes to offset the tax impact of these adjustments. The Company has revised the disclosure appearing on page F-35 of the Amendment to clarify this issue and does not believe that further disclosure in the contractual obligations table is necessary.

17. Subsequent Events (unaudited)

58.	Please revise to disclose the date through which you have evaluated subsequent events and whether that date is either the date the financial statements were issued or the date the financial statements were available to be issued. Refer to ASC 855-10-50-1.

Response to Comment 58:

The Company respectfully advises the Staff that because it is required to file its financial statements with the SEC in connection with its initial public offering, it considers itself to be an “SEC filer” within the definition set forth in ASC Topic 855-10-50-1 and, therefore, is not required to include the requested information in the Subsequent Events footnote.

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

August 1, 2011

Page Twenty-Nine

Part II

Item 15

59.	In your recent sales of unregistered securities discussion you make reference to shares sold pursuant to Section 4(2) and Regulation D. It is unclear why no Form Ds were filed, please advise.

Response to Comment 59:

The Company advises the Staff that these transactions were eligible for the exemption under Section 4(2). In response to the Staff’s comment, the Company has revised the disclosure appearing on Page II-3 to delete the reference to Regulation D.

Exhibits

60.	On page 12 and elsewhere you indicate that 33% and 15% of your revenues come from sales to Laboratory Corporation of America Holdings and Health Diagnostics Laboratory, Inc. Please file these agreements or advise us why such agreements are not material pursuant to Item 601(b)(10) of Regulation S-K.

Response to Comment 60:

The Company respectfully advises the Staff that it does not believe that its services agreements with either LabCorp or HDL are required to be filed as exhibits pursuant to Item 601(b)(10) of Regulation S-K. It is the Company’s understanding that, in accordance with Item 601(b)(10)(ii)(B) of Regulation S-K, an agreement that was entered into in the ordinary course of business is not required to be filed as an exhibit unless it is a “contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.”

The services agreements with LabCorp and HDL are of the type that ordinarily accompanies the Company’s business of providing its diagnostic test to laboratory customers for a fixed price per test ordered and therefore is deemed, pursuant to Item 601(b)(ii) of Regulation S-K, to have been made in the ordinary course of business. The services agreements do not contain any fixed amounts of NMR LipoProfile tests that must be purchased by these customers. Despite the fact that LabCorp and HDL represent the Company’s two largest customers,

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

August 1, 2011

Page Thirty

the Company’s base of laboratory customers consists of over 70 entities. Moreover, the Company believes that the demand for its NMR LipoProfile test is substantially driven by the clinicians who prescribe the test. As a result, the loss of LabCorp or HDL as a customer would not be expected to cause a material decline in the prescribing patterns of clinicians, as the tests currently being performed by LabCorp and HDL could be performed by other laboratory customers. While the Company’s relationships with LabCorp and HDL are important to the Company’s business, neither customer represents “the major part” of the Company’s test offerings and the Company’s business is not substantially dependent on these relationships.

Finally, the loss of a contract with either of LabCorp or HDL would not necessarily mean that such laboratory customer would no longer perform the NMR LipoProfile test. In some cases, the Company does not have a formal agreement with a laboratory customer, but the laboratory or the referring clinician can still send samples to the Company, with a requisition serving as written evidence to request the Company to process the sample.

61.	Please file your credit agreements with Square 1 Bank.

Response to Comment 61:

The Company advises the Staff that its agreement with Square 1 Bank, as amended to date, was filed as Exhibit 10.1 to the Registration Statement.

62.	We note you have not filed several exhibits, including exhibits 5.1, 10.9, 10.10, 10.11 and others. Please note that we review, and frequently comment upon, these documents. Please allow for sufficient time for us to do so. In addition, we note the asterisks indicating you are requesting confidential treatment for portions of an exhibit. Currently the exhibit is not identified, please advise or revise.

Response to Comment 62:

The Company acknowledges the Staff’s comment. Exhibits 10.9 through 10.11 have been filed with the Amendment and are the exhibits for which the Company is seeking confidential treatment. The remaining exhibits will be filed as exhibits to future amendments as soon as reasonably practicable.

63.	We note the references to your seeking confidential treatment for portions of an exhibit. This request will be handled separately and we may have comments when it is submitted. Please allow sufficient time for us to do so.

Response to Comment 63:

The Company acknowledges the Staff’s comment. The request for confidential treatment has been separately submitted for the Staff’s review.

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

August 1, 2011

Page Thirty-One

*     *     *     *

As requested by the Staff, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*     *     *     *

Please fax any additional comment letters concerning the Amendment to (703) 456-8100 and direct any questions or comments concerning the Amendment or this response letter to either the undersigned at (703) 456-8058 or Brian F. Leaf, of this office, at (703) 456-8053.

Very truly yours,

/s/ Brent B. Siler

Brent B. Siler

cc:	Richard O. Brajer, LipoScience, Inc.

Timothy J. Williams, LipoScience, Inc.

Darren K. DeStefano, Cooley LLP

Glenn R. Pollner, Gibson, Dunn & Crutcher LLP

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM